MONTHLY REPORT - SEPTEMBER, 2009

                             Global Macro Trust

                        STATEMENT OF INCOME AND EXPENSE

                                                     This Month    Year to Date
Income:
   Gain (loss) on trading of futures, forwards
      and option contracts:
      Realized gain (loss) on closed contracts    $ 10,277,342    (94,629,583)

      Change in unrealized gain (loss) on open      29,202,310     31,064,287
         contracts

   Net gain (loss) from U.S. Treasury
      obligations
      Realized gain (loss) from U.S. Treasury                0              0
         obligations
      Change in unrealized gain (loss) from U.S.       (34,724)    (6,437,464)
         Treasury obligations

   Interest income                                     503,803      9,463,989

   Foreign exchange gain (loss) on margin              270,184        634,132
      deposits
                                                  ------------    -----------
Total: Income                                       40,218,915    (59,904,639)

Expenses:
   Brokerage commissions                             5,112,032     48,556,852

   Management fee                                        1,741          1,741

   20.0% New Trading Profit Share                        8,467         40,193

   Custody fees                                         46,721        151,133
   Administrative expense                              238,723      2,131,172
                                                 ---------------  -------------
Total: Expenses                                      5,407,684     50,881,091

Net Income (Loss) - September, 2009                $34,811,231   (110,785,730)

                  STATEMENT OF CHANGES IN NET ASSET VALUE

                                      Managing          Unit
                                       Owner           Holders         Total
Net Asset Value (753,067.786       $ 10,450,018     878,852,915   889,302,933
   units) at August 31, 2009
Addition of 846.805 units on                  0       1,000,000     1,000,000
   September 1, 2009
Redemption of 5,342.711 units on             (0)     (6,554,117)   (6,554,117)
   September 30, 2009+
Net Income (Loss) - September, 2009     466,528      34,344,703    34,811,231
                                   ------------  --------------  ------------
Net Asset Value at September 30,
2009 (748,785.563 units inclusive
of 213.683 additional units	   $ 10,916,546     907,643,501   918,560,047
                 	           ============  ==============  ============

		  GLOBAL MACRO TRUST SEPTEMBER 2009 UPDATE

           September  Year to Date     Net Asset                   Net Asset
Series       ROR          ROR       Value per Unit      Units        Value
--------- ----------  ------------  --------------  -----------  -------------
Series 1    3.88%      (10.52)%      $ 1,226.74     747,938.758  $ 917,525.612
Series 3    3.44%        3.44 %*       1,221.57         846.805      1,034,435

* Year to Date ROR for the Series 3 units is from September 1, 2009, the date such units were first issued.

+ Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.


To the best of my knowledge and belief,
the information contained herein is
accurate and complete.

   /s/ Harvey Beker
   Harvey Beker, Co-chief Executive Officer
   Millburn Ridgefield Corporation
   Managing Owner
   Global Macro Trust






   			    Millburn Ridgefield Corporation
				411 West Putnam Avenue
				Suite 305 Greenwich
			       Connecticut 06830-6233



                                 October 16, 2009

Dear Investor:

The financial markets led the way to profitable results in September while commodities had a limited impact. Currencies were the most profitable portfolio sector on weakness of the dollar and other currencies versus higher yielding and commodity-based currencies. Long stock index futures positions continued to contribute to performance, as did long interest rate futures positions.

The dollar has been on a losing streak since stocks started rallying in March and the global appetite for risk started increasing. The dollar has become a low yielder and its weakness is partially attributable to resurgence of the carry trade where dollars are sold and higher yielding currencies are bought. The downtrend is also supported by movement toward commodity-based currencies as confidence in the world economy improves. Short dollar positions versus the Australian and New Zealand dollars, Brazilian real, Colombian peso, South African rand, Korean won and Singapore dollar were profitable. In non-dollar crosses, the same factors generated profits on long Australian dollar positions versus the Canadian dollar, euro and British pound and long New Zealand dollar positions versus the Canadian dollar, euro and Swiss franc.

The great stock market rally of 2009 continued in September (except in Japan where the strong yen pinched exporters), and profits were generated on long positions in European, Asian and U.S. stock index futures.

Notwithstanding perceptions that the global economy has turned the corner, interest rates on government debt continued steady, and long positions in Germam, U.S., British and Japanese interest rate futures - particularly on the short-term end of the duration spectrum - were profitable.

After rising and falling in tandem earlier in the year, stocks and commodities have begun to diverge, with commodity prices beginning to reflect the specific factors relevant to each market. Overall, the commodity sector of the portfolio was close to flat. Energy was slightly negative as the long downtrend in natural gas and uptrend in gasoline reversed and moderate losses were sustained on short natural gas and long gasoline positions. Metals were slightly positive with gains on long positions in gold and silver (related to the weaker dollar), zinc and lead outweighing losses on long positions in copper, nickel and aluminum. Agricultural commodities were flat. Short positions in various wheat contracts were profitable. Long positions in soybeans, soybean meal and sugar, and short positions in corn and coffee were unprofitable.

                                        Very truly yours,

                                        Harvey Beker, co-Chairman
                                        George E. Crapple, co-Chairman